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PROSPECTUS SUPPLEMENT
to Prospectus Dated May 23, 1997




                               1,000,000 SHARES

                         CONSOLIDATED PRODUCTS, INC.

                                 COMMON STOCK


By means of this Prospectus Supplement, Consolidated Products, Inc. (the "Company") hereby offers 500,000 shares of Common Stock to SMALLCAP World Fund, Inc. at a purchase price of $17.00 per share pursuant to the Prospectus dated May 23, 1997, of which this Prospectus Supplement is a part. The shares of Common Stock being offered hereby are being offered by an officer or officers of the Company, each of whom performs substantial duties on behalf of the Company other than in connection with this offering and none of whom will be separately compensated either directly or indirectly for his or her services in connection with this offering.